As filed with the Securities and Exchange Commission on April 19, 2006

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PHARMION CORPORATION
(Name of Subject Company — Issuer and Filing Person — Offeror)

OPTIONS TO PURCHASE COMMON STOCK,
par value $0.001 per share
(Title of Class of Securities)

71715B 40 9
(CUSIP Number of Class of Securities)

Steven N. Dupont
Vice President and General Counsel
Pharmion Corporation
2525 28th Street
Boulder, Colorado 80301
(720) 564-9100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:
James C. T. Linfield, Esq.
Daniel P. Meehan, Esq.
Cooley Godward LLP
380 Interlocken Crescent, Suite 900
Broomfield, CO 80021-8023
720-566-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$2,077,695	$222.32

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 704,237 shares of Common Stock of Pharmion Corporation par value $0.001 per share (“Common Stock”), having an aggregate value of $2,077,695 will be exchanged pursuant to this offer. The aggregate value is calculated based upon the Black-Scholes option pricing model as of April 12, 2006.

**	$107.00 per $1,000,000 of the aggregate offering amount (or 0.000107 of the aggregate transaction valuation), pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #5 for Fiscal Year 2006, effective November 27, 2005.

☐	Check box if any part of the fee is offset as provided by Rule 0- 11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable.
Form or Registration No.: Not applicable	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
      Check the appropriate boxes below to designate any transactions to which the statement relates:
      ☐     Third-party tender offer subject to Rule 14d-1.
      ☑     Issuer tender offer subject to Rule 13e-4.
      ☐     Going-private transaction subject to Rule 13e-3.
      ☐     Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

CUSIP No. 71715B 40 9
ITEM 1.     SUMMARY TERM SHEET.
      The information set forth in the Offer to Exchange Outstanding Options to Purchase Common Stock, filed as Exhibit 99.(a)(1)(A) hereto (the “Offer”), under “Summary of Terms” is incorporated herein by reference.
ITEM 2.     SUBJECT COMPANY INFORMATION.
      (a) Name and Address. The name of the issuer is Pharmion Corporation, a Delaware corporation (the “Company” or “Pharmion”), the address of its principal executive office is 2525 28th Street, Boulder, Colorado 80301, and the telephone number of its principal executive office is (720) 564-9100. The information set forth in the Offer under Section 16 (“Information About Pharmion”) is incorporated herein by reference.
      (b) Securities. This Schedule TO relates to an offer by the Company to exchange all stock options to purchase shares of the Company’s common stock, par value $0.001 per share, that were granted before April 1, 2005 and that have exercise prices equal to or greater than $21.00 per share, currently outstanding under the Company’s 2000 Stock Incentive Plan (the “Eligible Options”), held by eligible optionholders for new options to purchase shares of the Company’s common stock to be granted under the Company’s 2000 Stock Incentive Plan (the “New Options”), upon the terms and subject to the conditions set forth in the Offer. The Company’s executive officers and members of its board of directors are not eligible optionholders under the Offer. The number of shares of common stock subject to the New Options will be equal to the

2.

quotient of the number of shares of common stock subject to the Eligible Options that are accepted for exchange and cancelled, divided by the applicable exchange ratio as set forth in the Offer. The information set forth in the Offer under “Summary of Terms,” Section 1 (“Number of Options; Expiration Date”), Section 5 (“Acceptance of Eligible Options for Exchange and Cancellation and Issuance of New Options”) and Section 8 (“Source and Amount of Consideration; Terms of New Option Grants”) is incorporated herein by reference.
      (c) Trading Market and Price. The information set forth in the Offer under Section 7 (“Price Range of Common Stock”) is incorporated herein by reference.
ITEM 3.     IDENTITY AND BACKGROUND OF FILING PERSON.
      (a) Name and Address. The information set forth under Item 2(a) above and on Appendix A of the Offer (“Information about the Directors and Executive Officers of Pharmion”) is incorporated herein by reference.
ITEM 4.     TERMS OF THE TRANSACTION.
      (a) Material Terms. The information set forth in the Offer under “Summary of Terms,” Section 1 (“Number of Options; Expiration Date”), Section 3 (“Procedures”), Section 4 (“Change in Election”), Section 5 (“Acceptance of Eligible Options for Exchange and Cancellation and Issuance of New Options”), Section 6 (“Conditions of this Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Option Grants”), Section 10 (“Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material U.S. Federal Income Tax Consequences”), Section 13 (“Terms of the Offer Specific to Eligible Employees Employed Outside the United States”), Section 14 (“Extension of this Offer; Termination; Amendment”) and Appendix B of the Offer (“A Guide to International Issues”) is incorporated herein by reference.
      (b) Purchases. The information set forth in the Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Involving Stock Options”) is incorporated herein by reference.
ITEM 5.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
      (a) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Involving Stock Options”) is incorporated herein by reference.
ITEM 6.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
      (a) Purposes. The information set forth in the Offer under “Summary of Terms” and Section 2 (“Purpose of this Offer”) is incorporated herein by reference.
      (b) Use of Securities Acquired. The information set forth in the Offer under Section 10 (“Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer”) is incorporated herein by reference.
      (c) Plans. The Company from time to time evaluates strategic acquisitions and will continue to do so in the future. The Company may issue its stock or pay cash in connection with such acquisitions. The Company may obtain cash for such acquisitions through a variety of means, including, without limitation, through the issuance of additional stock. The information set forth in the Offer under Section 9 (“Interest of Directors and Executive Officers; Transactions and Arrangements Involving Stock Options”) is incorporated herein by reference.

3.

ITEM 7.     SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.
      (a) Source of Funds. The information set forth in the Offer under Section 8 (“Source and Amount of Consideration; Terms of New Option Grants”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.
      (b) Conditions. The information set forth in the Offer under Section 6 (“Conditions of this Offer”) is incorporated herein by reference.
      (d) Borrowed Funds. Not applicable.
ITEM 8.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
      (a) Securities Ownership. The information set forth in the Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Options”) is incorporated herein by reference.
      (b) Securities Transactions. The information set forth in the Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Options”) is incorporated herein by reference.
ITEM 9.     PERSONS/ ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
      Not applicable.
ITEM 10.     FINANCIAL STATEMENTS.
      (a) Financial Information. The financial information included in Item 8 (“Financial Statements and Supplementary Data”) of Pharmion’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 16, 2006, including all material incorporated by reference therein, is incorporated herein by reference. The information set forth in the Offer under Section 16 (“Information about Pharmion”), Section 17 (“Risk Factors”) and Section 18 (“Additional Information”) is incorporated herein by reference.
      (b) Pro Forma Financial Information. Not applicable.
ITEM 11.     ADDITIONAL INFORMATION.
      (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Involving Stock Options”) and Section 11 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
      (b) Other Material Information. Not applicable.

4.

ITEM 12.     EXHIBITS.

Exhibit
Number	Description

99.(a)(1)(A)	Offer to Exchange Outstanding Options to Purchase Common Stock, dated April 19, 2006.
99.(a)(1)(B)	Form of Stock Option Exchange Election Form.
99.(a)(1)(C)	Form of Transmittal Memorandum.
99.(a)(1)(D)*	Text of an email message to Pharmion employees from Pam Herriott, Vice President, Human Resources of Pharmion, dated February 14, 2006.
99.(a)(1)(E)**	Text of an email message to employees of Pharmion with the title of Vice President or Director from Pam Herriott, Vice President, Human Resources of Pharmion, dated February 28, 2006.
99.(a)(1)(F)	Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2006, and incorporated herein by reference.
99.(a)(1)(G)	Text of an email message to employees of Pharmion with the title of Manager, Vice President or Director from Steve Dupont, General Counsel, dated April 19, 2006.
99.(a)(1)(H)	Text of an email message to Pharmion Employees Eligible to Participate in the Option Exchange Program with a copy to Employee Managers, Vice Presidents and Directors from Pam Herriott, Vice President, Human Resources of Pharmion, dated April 19, 2006.
99.(a)(1)(I)	Pharmion Corporation’s Annual Report on Form 10-K for its fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 16, 2006, and incorporated herein by reference.
99.(b)	Not applicable.
99.(d)(1)	Pharmion Corporation Amended and Restated 2000 Stock Incentive Plan, incorporated herein by reference to the indicated exhibit in Pharmion Corporation’s Annual Report on Form 10-K for its fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 16, 2006, as Exhibit 10.35.
99.(d)(2)	Form of Non-Qualified Stock Option Agreement
99.(d)(3)	Form of Non-Qualified Stock Option Agreement (Italy)
99.(d)(4)	Form of Disclaimer to Equity Award Agreements under the 2000 Stock Incentive Plan, as amended and restated
99.(g)	Not applicable.
99.(h)	Not applicable.

*	Previously filed with the Preliminary Communications on Schedule TO-C filed with the Securities and Exchange Commission on February 15, 2006, and incorporated herein by reference.

**	Previously filed with the Preliminary Communications on Schedule TO-C filed with the Securities and Exchange Commission on February 28, 2006, and incorporated herein by reference.
ITEM 13.     INFORMATION REQUIRED BY SCHEDULE 13E-3.
      Not applicable.

5.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pharmion Corporation

By:	/s/ Erle T. Mast

Erle T. Mast
Its:	Chief Financial Officer
Dated: April 19, 2006

6.

INDEX OF EXHIBITS

Exhibit
Number	Description

99.(a)(1)(A)	Offer to Exchange Outstanding Options to Purchase Common Stock, dated April 19, 2006.
99.(a)(1)(B)	Form of Stock Option Exchange Election Form.
99.(a)(1)(C)	Form of Transmittal Memorandum.
99.(a)(1)(D)*	Text of an email message to Pharmion employees from Pam Herriott, Vice President, Human Resources of Pharmion, dated February 14, 2006.
99.(a)(1)(E)**	Text of an email message to employees of Pharmion with the title of Vice President or Director from Pam Herriott, Vice President, Human Resources of Pharmion, dated February 28, 2006.
99.(a)(1)(F)	Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2006, and incorporated herein by reference.
99.(a)(1)(G)	Text of an email message to employees of Pharmion with the title of Manager, Vice President or Director from Steve Dupont, General Counsel, dated April 19, 2006.
99.(a)(1)(H)	Text of an email message to Pharmion Employees Eligible to Participate in the Option Exchange Program with a copy to Employee Managers, Vice Presidents and Directors from Pam Herriott, Vice President, Human Resources of Pharmion, dated April 19, 2006.
99.(a)(1)(I)	Pharmion Corporation’s Annual Report on Form 10-K for its fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 16, 2006, and incorporated herein by reference.
99.(b)	Not applicable.
99.(d)(1)	Pharmion Corporation Amended and Restated 2000 Stock Incentive Plan, incorporated herein by reference to the indicated exhibit in Pharmion Corporation’s Annual Report on Form 10-K for its fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 16, 2006, as Exhibit 10.35.
99.(d)(2)	Form of Non-Qualified Stock Option Agreement
99.(d)(3)	Form of Non-Qualified Stock Option Agreement (Italy)
99.(d)(4)	Form of Disclaimer to Equity Award Agreements under the 2000 Stock Incentive Plan, as amended and restated
99.(g)	Not applicable.
99.(h)	Not applicable.

*	Previously filed with the Preliminary Communications on Schedule TO-C filed with the Securities and Exchange Commission on February 15, 2006, and incorporated herein by reference.

**	Previously filed with the Preliminary Communications on Schedule TO-C filed with the Securities and Exchange Commission on February 28, 2006, and incorporated herein by reference.